EXHIBIT 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Three Months Ended
	December 31
	2008	2007
Earnings Per Common Share
Basic	$0.03	$0.12
Average Shares Outstanding - Basic	7,660,526	7,606,506
Diluted	$0.03	$0.12
Average Shares Outstanding (including dilutive effect of stock options)	7,723,711	7,727,570

	Fiscal Year Ended
	December 31, 2008
	2008	2007
Earnings Per Common Share
Basic	$0.27	$0.53
Average Shares Outstanding- Basic	7,642,775	7,364,681
Diluted	$0.27	$0.52
Average Shares Outstanding (including dilutive effect of stock options)	7,733,881	7,524,505